UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 FORM 11-K

Annual Report Pursuant to Section 15(d) of
The Securities Exchange Act of 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2015

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from to

Commission file number 1-37393

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SPX FLOW Retirement Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

SPX FLOW, INC.

13320 Ballantyne Corporate Place

Charlotte, North Carolina 28277

SPX FLOW Retirement Savings Plan
Financial Report
December 31, 2015

Report of Independent Registered Public Accounting Firm

To the Administrative Committee

SPX FLOW Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the SPX FLOW Retirement Savings Plan (the “Plan”) as of December 31, 2015 and the related statement of changes in net assets available for benefits for the period from September 21, 2015, the Plan's inception date, through December 31, 2015.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2015 and the changes in net assets for the period from September 21, 2015 through December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC
Flint, Michigan
June 27, 2016

SPX FLOW Retirement Savings Plan
Statement of Net Assets Available for Benefits

December 31, 2015
Assets
Participant-directed investments at fair value:
Mutual funds	$146,517,486
Common collective trust fund	22,998,072
Employer and former Parent company securities	21,587,654
Money market funds	762,364
Total participant-directed investments at fair value	191,865,576
Participant notes receivable	6,918,846
Contributions receivable	587,131
Net assets available for benefits	$199,371,553

The accompanying notes are an integral part of this statement.

SPX FLOW Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Period of
September 21 to
December 31, 2015
Additions
Interest and dividends on investments	$6,055,451
Participant notes receivable interest	68,953

Contributions:
Employer	1,688,368
Participants	2,668,922
Rollovers	293,098
Total contributions	4,650,388

Total additions	10,774,792

Deductions
Net realized and unrealized losses on investments	(7,661,391)
Distributions to participants or beneficiaries	(2,413,843)
Administrative expenses and other, net	(8,214)
Total deductions	(10,083,448)

Net increase prior to transfer in from former Parent company and other plans	691,344

Transfers in from former Parent company and other plans (Note 1)	198,732,402
Transfers out	(52,193)

Net assets available for benefits
Beginning of period	—
End of year	$199,371,553

The accompanying notes are an integral part of this statement.

SPX FLOW, Inc. Retirement Savings Plan
Notes to Financial Statements

Note 1 - Plan Overview and Basis of Presentation
Spin-Off from SPX Corporation
On October 29, 2014, SPX Corporation ("SPX" or the "former Parent") announced that its Board of Directors had unanimously approved a plan to spin off its Flow business, comprising its Flow Technology reportable segment, its Hydraulic Technologies business, certain of its corporate subsidiaries and certain of its corporate assets and liabilities (collectively, SPX FLOW, Inc., "SPX FLOW," the "Employer" or the "Company"), and separate SPX into two distinct, publicly-traded companies (the "Spin-Off"). A Registration Statement on Form 10 describing the transaction was filed by SPX FLOW with the U.S. Securities and Exchange Commission and was declared effective on September 11, 2015. On September 26, 2015, SPX FLOW, Inc. became a separate publicly-traded company, and SPX did not retain any ownership interest in SPX FLOW.
Description of the SPX FLOW Retirement Savings Plan
The following description of the SPX FLOW Retirement Savings Plan (the “Plan”), as adopted effective September 21, 2015 (the "Effective Date") and provided to participants and beneficiaries in connection with the Spin-Off, provides only general information.  The Plan is established and maintained by SPX FLOW, Inc. in order to encourage eligible employees of the Company with an incentive to save for the future and provide them an opportunity to become more vested in the affairs of the Company through an ownership interest in the SPX FLOW Stock Fund. In connection with the Spin-Off and adoption of the Plan, participant account balances of Company employees who were previously employees of the former Parent, totaling $198,732,402 as of September 26, 2015, were transferred from the SPX Corporation Retirement Savings and Stock Ownership Plan and other benefit plans to the Plan.
Participants should refer to the Plan document for a complete description of the Plan’s provisions.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan operates as a profit sharing plan with Internal Revenue Code Sections 401(k) and 401(m) and features a stock bonus plan that includes an "employee stock ownership plan" component designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code (the “Code”).
General - The Plan is a defined contribution plan that benefits employees of the Company who have met eligibility requirements.
Contributions - Participants can elect to defer a portion of their compensation as a pretax contribution to the Plan, up to the maximum allowed under the Plan and the Code.
 As outlined in the Plan document, employer contributions are dependent upon the business unit or division of the Company where the participant is employed.  In general, the Company makes matching contributions equal to 100 percent of the participant’s pretax contributions up to the first four (4) percent of compensation deferred and 50 percent of the participant’s pretax contributions in excess of four (4) percent of compensation deferred up to a maximum of six (6) percent of compensation deferred. These employer contributions are invested in SPX FLOW, Inc. common stock, are immediately vested and can be transferred to other investment options at any time, subject to certain trading restrictions.
 Employer contributions for union employee participants are determined based on the respective collective bargaining agreements.
Participant Accounts - Each participant’s account is credited with the participant’s contributions, the Employer’s matching contributions, if any, and an allocation of Plan earnings or losses.
 The allocation of Plan earnings or losses to participant accounts is based on the participant’s proportionate share of funds in each of the investment accounts.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
 Participants elect to invest their account balances and contributions among various investment options provided by the SPX FLOW Plan Investment Committee (the “Committee”), including an option to invest in SPX FLOW Stock Fund.
Vesting - Participants in the Plan are at all times 100 percent vested in their contributions and earnings or losses thereon.  Vesting in employer contributions is dependent upon the business unit or division of the Company where the participant is employed.  In general, participants are 100 percent vested in employer contributions; however, there are certain employer contributions that vest over a five- to six-year period.  Any forfeitures may be used to pay expenses of the Plan or reduce the employer contributions in the year the forfeitures occur or future years. There were no forfeitures outstanding as of December 31, 2015.

SPX FLOW, Inc. Retirement Savings Plan
Notes to Financial Statements

Payment of Benefits - Upon termination of service, a participant may elect to receive either a lump-sum distribution or monthly or annual payments equal, in aggregate, to the value of his or her account. Terminated participants with account balances in excess of $1,000 can also elect to wait until retirement age to receive benefits. A participant who experiences a financial hardship is eligible to receive a distribution from his or her plan account.  The Plan also allows participants to withdraw certain portions of their balances attributed to certain benefit plans that have been previously merged into the former Parent's Plan. All withdrawal and distribution payments are made by Fidelity Management Trust Company (the “Trustee” or “Fidelity”) from the Plan's trust.
Employer Securities - Investment in SPX FLOW Stock Fund and former Parent Stock Fund transferred to participants’ accounts in connection with the Spin-Off on September 26, 2015 and stock allocated to participants’ accounts by reason of matching contributions as discussed above can be redirected to other investment options, subject to certain trading restrictions.
     Participant Notes Receivable - A participant can borrow from the Plan an amount that does not exceed the lesser of $50,000 or 50 percent of the participant’s vested account balance. The term of the participant note receivable may not exceed five years unless the participant note receivable is used in the purchase of a primary residence, in which case the term may be up to 15 years.
Participant notes receivable are collateralized by the balance in the participant’s account and bear interest at market rates as outlined in the Plan document. Principal and interest are paid ratably through payroll deductions. Other participant note receivable provisions are outlined in the Plan document.
Voting Rights - Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account.  The Trustee is required to vote shares of common stock that have been allocated to participants but for which the Trustee received no voting instructions in the same manner and in the same proportion as the shares for which the Trustee received timely voting instructions.
Administration - The Company is the sponsor of the Plan.  The SPX FLOW Benefits Administrative Committee, as provided in the Plan document, is the plan administrator. The Trustee also functions as a plan fiduciary.
 Investment management fees and trustee fees are paid by the Plan or the Company in accordance with the Plan document.
Party-in-interest Transactions - Certain plan assets are in investment funds managed by Fidelity or its affiliates.  Fidelity is the custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines.
Termination - Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, participants become 100 percent vested in their account balances.
Note 2 - Summary of Significant Accounting Policies
Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.
Investments - The Plan’s investments are stated at fair value, except for its common collective trust fund investments which are stated at which are stated at net asset value per share or its equivalent which is based on the fair value of the fund's underlying assets. See Note 5 for additional information.  Dividend income is accrued on the ex-dividend date.
Common Collective Trust Funds - The Plan holds the Fidelity Managed Income Portfolio II investment fund which is a stable value fund.  This fund has certain limitations on withdrawals and exchanges as follows:

•
Participant-directed - Withdrawals made in order to accommodate distributions to participants or transfers to non-competing investments may be made on any business day.  Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur.

•
Non-participant-directed - Withdrawals directed by a plan sponsor must be preceded by a twelve-month written notice to Fidelity.  Fidelity, however, may, in its discretion, complete any such plan-level withdrawal before the expiration of such twelve-month period.  No such notice has been given to Fidelity.

Benefit Payments - Distributions to participants are recorded when paid.
Income Tax Status - The Plan, newly adopted, is in the process of obtaining its initial determination letter from the Internal Revenue Service. The Plan administrator believes that the Plan and related trust are currently designed and being operated

SPX FLOW, Inc. Retirement Savings Plan
Notes to Financial Statements

in compliance with applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
In accordance with guidance on accounting for uncertainty in income taxes, management evaluated the Plan’s tax position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.
Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
New Accounting Pronouncements - In May 2015, the Financial Accounting Standards Board (the "FASB") issued an amendment to its disclosure requirements for certain entities that calculate Net Asset Value (“NAV”) per share (or its equivalent), which removes the requirement to categorize within the fair value hierarchy all investments for which their fair value is measured using the NAV per share practical expedient.
This ASU is effective for annual reporting periods, and interim periods within those reporting periods, beginning after December 15, 2015 and requires reporting entities to apply the amendment retrospectively to all periods presented. Early adoption is permitted. The Company adopted this amendment in 2015.
In July 2015, the FASB issued an amendment to its accounting for defined benefit and defined contribution pension plans as well as health and welfare benefit plans, comprised of three parts: Part I, Fully Benefit-Responsive Investment Contracts ("Part I"); Part II, Plan Investment Disclosures ("Part II"); and Part III, Measurement Date Practical Expedient ("Part III").
Part I requires fully benefit-responsive investment contracts to be measured, presented and disclosed only at contract value. Part II requires both participant-directed and nonparticipant-directed investments of employee benefit plans be grouped only by general type, and removes the requirement to include the disclosure of (i) the investment strategy of an investment measured using the NAV per share practical expedient and that is part of a fund that files a U.S. Department of Labor Form 5500; and (ii) the net appreciation or depreciation for investments by general type. Part III provides entities that have a fiscal year-end that does not coincide with a month-end a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end.
All three parts are effective for fiscal years beginning after December 15, 2015, and early adoption is permitted for each part. Parts I and II must be applied retrospectively for all financial statements presented. The amendments in Part III must be applied prospectively. The Company adopted Part II of this amendment during 2015. Parts I and III were not applicable to the Plan. These standards had no impact on the Plan's net assets or changes in net assets.
Note 3 - Reconciliation of Financial Statements to Form 5500 (Annual Return/Report of Employee Benefit Plan)
The net assets available for benefits on the financial statements differ from the net assets available for benefits on Form 5500 due to common collective trust funds being recorded at NAV on the financial statements and at fair value on Form 5500.  The net assets available for benefits on the financial statements were lower than on Form 5500 by $165,113 at December 31, 2015.  Accordingly, the net increase in the net assets available for benefits on the financial statements is $165,113 lower than as reported on Form 5500 for the period from September 21, 2015, the Plan's adoption date, through December 31, 2015.
Note 4 - Fair Value Measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.
The Plan utilizes market data or assumptions that it believes market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily

SPX FLOW, Inc. Retirement Savings Plan
Notes to Financial Statements

observable quoted prices in active markets for identical assets or liabilities (“Level 1”), significant other observable inputs (“Level 2”) or significant unobservable inputs (“Level 3”). The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.  In instances where inputs used to measure fair value fall into different levels in the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest input that is significant to the valuation.
 The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
There were no changes to the Plan’s valuation techniques used to measure investment fair values on a recurring basis from the Effective Date of the Plan through December 31, 2015.  There were no transfers between the three Levels of the fair value hierarchy during the same period. The Plan’s policy is to recognize transfers between Levels at the beginning of the fiscal year.
The Plan may also hold other assets not measured at fair value on a recurring basis, including contributions receivable.  The fair value of these assets approximates the carrying amounts in the accompanying financial statements due to the short maturity of the instruments. Under the fair value hierarchy, these financial instruments are valued primarily using Level 3 inputs.
A reconciliation of assets measured at fair value is as follows:

	Investments Measured at Fair Value as of December 31, 2015
	Total	Level 1	Level 2	Level 3
Mutual funds	$146,517,486	$146,517,486	—	—
Employer securities - SPX FLOW, Inc.	16,839,214	16,839,214	—	—
Former Parent company securities - SPX Corporation	4,748,440	4,748,440	—	—
Money market funds	762,364	762,364	—	—
Total assets measured at fair value	168,867,504	168,867,504	—	—

Investments measured at NAV:
Common collective trust funds	22,998,072
Total participant-directed investments	$191,865,576

SPX FLOW, Inc. Retirement Savings Plan
Notes to Financial Statements

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i, EIN 47-3110748, Plan 005
December 31, 2015

(a) (b)	(c)	(d)	(e)
Identity of Issuer	Description	Cost	Current Value
	Mutual funds:
Fidelity	Fidelity Real Estate Investment	*	$3,559,923
Fidelity	Fidelity International Small Cap	*	2,577,451
Fidelity	Fidelity Low-Priced Stock Fund	*	6,442,812
Fidelity	Neuberger Berman Genesis Instl	*	3,043,830
Fidelity	Fidelity Freedom 2005 Fund	*	85,624
Fidelity	Fidelity Freedom 2010 Fund	*	524,421
Fidelity	Fidelity Freedom 2015 Fund	*	3,018,216
Fidelity	Fidelity Freedom 2020 Fund	*	12,195,850
Fidelity	Fidelity Freedom 2025 Fund	*	6,776,080
Fidelity	Fidelity Freedom 2030 Fund	*	6,042,970
Fidelity	Fidelity Freedom 2035 Fund	*	2,504,864
Fidelity	Fidelity Freedom 2040 Fund	*	3,695,523
Fidelity	Fidelity Freedom 2045 Fund	*	1,051,413
Fidelity	Fidelity Freedom 2050 Fund	*	1,342,677
Fidelity	Fidelity Freedom 2055 Fund	*	516,307
Fidelity	Fidelity Freedom 2060 Fund	*	40,231
Fidelity	Fidelity Capital & Income	*	4,264,017
Fidelity	Fidelity Freedom Income	*	381,342
Fidelity	Fidelity Capital Appreciation K	*	4,002,953
Fidelity	Fidelity Contrafund K	*	12,215,161
Fidelity	Fidelity Equity-Income K	*	4,448,172
Fidelity	Fidelity Growth Company K	*	12,716,869
Fidelity	Fidelity International Discovery K	*	7,212,759
Fidelity	Fidelity Puritan K	*	11,341,877
Fidelity	Spartan US Bond Index Fund	*	2,626,910
Fidelity	Spartan 500 Index Fund	*	9,489,146
Fidelity	T. Rowe Price Dividend Growth Fund	*	1,920,449
Fidelity	RidgeWorth Mid-Cap Value Equity Fund I	*	3,827,948
Fidelity	William Blair Small Cap Value Fund	*	609,521
Fidelity	Goldman Sachs Growth Opportunities Fund	*	461,020
Fidelity	American Beacon Large Cap Value Fund	*	2,828,872
Fidelity	Invesco Developing Markets	*	548,206
Fidelity	Spartan Extended Market Index Inv	*	1,868,850
Fidelity	Spartan International Index Inv	*	921,821
Fidelity	Baron Growth Institution	*	3,803,875
Fidelity	PIMCO Total Return Instl	*	7,609,526
	Employer and former Parent company securities:
Fidelity	SPX Corporation Common Stock Fund	*	4,748,440
Fidelity	SPX Flow Stock Fund	*	16,839,214
	Common collective trust fund:
Fidelity	Fidelity Managed Income Portfolio II	*	23,163,185
Fidelity	Money market fund	*	762,364
Participants	Participant notes receivable bearing interest at rates from 4.0 percent to 10.5 percent	—	6,918,846
	Total net investments		$198,949,535
*            Cost information not required

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPX FLOW RETIREMENT SAVINGS PLAN

		By:	SPX FLOW Plan Investment Committee

Date:	June 27, 2016		By:	/s/ Stephen A. Tsoris
Stephen A. Tsoris Vice President, Secretary and General Counsel of SPX FLOW, Inc.

Exhibit Index

Exhibit No.	Description

23.1	Consent of Plante & Moran, PLLC